SECURITIES AND EXCHANGE COMMISSION

                   Washington, DC 20549

                         FORM 6-K

            REPORT OF FOREIGN PRIVATE ISSUER
          PURSUANT TO RULE 13a-16 OR 15d-16 OF
           THE SECURITIES EXCHANGE ACT OF 1934

                For the month of JANUARY, 2004
              -------------------------------

          P.T.Indonesian Satellite Corporation
    (Translation of Registrant's Name into English)

                     Indosat Building
               Jalan Medan Merdeka Barat, 21
                 Jakarta 10110 - Indonesia
         (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.)

            Form 20-F   X        Form 40-F ____
                      -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.)

            Yes  _____     No     X
                                -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.)





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      Indosat Closed the Sale of its Ownership at
                     MGTI and Inmarsat

Jakarta, 20 January 2004. PT IndosatTbk. (Indosat or the
Company) today announced that it divested its ownership at PT Mitra Global Telekomunikasi Indonesia (MGTI) and
Inmarsat Ventures Limited (Inmarsat).

The selling shareholders of MGTI, including Indosat, and the prospective buyer, PT Alberta Telecommunication signed a Sales and Purchase Agreement dated 24 September 2003
(SPA) which later amended and restated on 24 December 2003 and 9 January 2004, respectively. The parties closed the transaction on 20 January 2004, in accordance with the SPA and the amendments thereto. Shortly after the closing, Indosat will receive US$ 57.3 million for its 30.55% stake at MGTI. An independent audit will be conducted on MGTI to determine the final price of the transaction following the closing.

As part of the streamlining program, Indosat also divested its 396,610 shares in Inmarsat. Inmarsat conducted an extraordinary general meeting of shareholders on 1
December 2003 which approved for an acquisition scheme of all Inmarsat shares by Grapeclose Ltd, with the transaction value of US$ 15 per share. Following the approval and closing, Indosat received US$ 5,949,150 in cash at the end of December 2003 for its Inmarsat shares.

Widya Purnama, President Director of Indosat said, We expect that the closing of MGTI transaction and the sale of Indosats shares in Inmarsat as part of our subsidiaries streamlining strategy will increase our business focus in core cellular business while still continuing our efforts to develop fixed telecommunication and MIDI services.
Indosat is a leading telecommunication and information provider in Indonesia providing: cellular, fixed telecommunication and multimedia, data communication & internet (MIDI). Until third quarter 2003, cellular business contributed 60% of Companys operating revenues, IDD (24%) and MIDI & others (16%). Indosats shares are listed in the Jakarta and Surabaya Stock Exchange
(JSX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

For Further Information Please Contact :

Corporate Communications Division
Telp : 62-21-3869614
Fax : 62-21-3804045
E-mail: investor@indosat.com
Website: www.indosat.com

Public Relations Department
Telp : 62-21-3869625
Fax  : 62-21-3812617
E-mail : publicrelations@indosat.com
Website : www.indosat.com


Disclaimer :

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosats future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in
the United States. Securities may not be offered or sold
in the United States absent registration or an exemption
from registration. Any public offering of securities to
be made in the United States will be made by means of an
offering circular that may be obtained from the Company
and will contain detailed information about the Company
and management, as well as financial statements.
The Company does not intend to register any part of
the offering in the United States.
..

                    SIGNATURES

Pursuant to the requirements of the Securities
Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


             P.T.Indonesian Satellite Corporation Tbk


Date: January 20, 2004 By: /s/ Widya Purnama
                   -------------------------------
                   Name: Widya Purnama
                   Title: President